--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO

                                 (RULE 14D-100)
                             TENDER OFFER STATEMENT
   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                                      AND

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)

                  TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
                           (Name of Subject Company)

                       TRANSPORTATION ACQUISITION I CORP.
                  TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
                                THOMAS M. BEGEL
                                 JAMES D. CIRAR
                                TIMOTHY A. MASEK
                               DONALD C. MUELLER
                            CAMILLO M. SANTOMERO III
                              KENNETH M. TALLERING
                                ANDREW M. WELLER
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  479477 10 1
                     (CUSIP Number of Class of Securities)

                                THOMAS M. BEGEL
                       TRANSPORTATION ACQUISITION I CORP.
                       980 N. MICHIGAN AVENUE, SUITE 1000
                            CHICAGO, ILLINOIS 60611
                           TELEPHONE: (312) 280-8844

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                                    COPY TO:

                   JOSEPH A. COCO, ESQ.                                        DENNIS S. HERSCH, ESQ.
         SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                               DAVIS POLK & WARDWELL
                     FOUR TIMES SQUARE                                          450 LEXINGTON AVENUE
               NEW YORK, NEW YORK 10036-6522                                  NEW YORK, NEW YORK 10017
                 TELEPHONE: (212) 735-3000                                    TELEPHONE: (212) 450-4000
                 FACSIMILE: (212) 735-2000                                    FACSIMILE: (212) 450-4800

                           CALCULATION OF FILING FEE

                   TRANSACTION VALUATION*                                         AMOUNT OF FILING FEE
                        $229,346,738                                                    $45,870

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Transportation Technologies Industries, Inc., a Delaware corporation (the "Company"), at a price of $21.50 per Share in cash. As of January 28, 2000, there were (1) 10,322,280 Shares issued and outstanding and (2) 636,168 unexercised options to acquire Shares with an exercise price of less than $21.50 per Share under various employee stock potion plans of the Company. Based on the foregoing, the transaction value is equal to the sum of (1) the product of 10,322,280 Shares and $21.50 per Share and (2) the product of 636,168 Shares subject to options to purchase Shares with an exercise price of less than $21.50 per Share and the difference between $21.50 per Share and the exercise price per Share of such options. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $45,870          Filing Parties:  Transportation Technologies Industries, Inc. and
                                                             Transportation Acquisition I Corp.
Form or Registration No:   Schedule TO      Date filed:      February 3, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    / /  third-party tender offer subject to Rule 14d-1.

    /X/  issuer tender offer subject to Rule 13e-4.

    /X/  going-private transaction subject to Rule 13e-3.

    /X/  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP No. 479477101

---------------------------------------------------------------------

  1.     Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only).

         Thomas M. Begel
---------------------------------------------------------------------

  2.     Check the Appropriate Box If a Member of a Group     (a) /X/
         (b) / /
---------------------------------------------------------------------

  3.     SEC Use Only
---------------------------------------------------------------------

  4.     Source of Funds
         00
---------------------------------------------------------------------

  5.     Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)   / /
---------------------------------------------------------------------

  6.     Citizenship or Place of Organization
         United States
---------------------------------------------------------------------

     Number of        7.   Sole Voting Power
                           454,402(1)
                      8.   Shared Voting Power
                           0
                      9.   Sole Dispositive Power
                           454,402(1)

                      10.  Shared Dispositive Power
                           0

  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         454,402(1)
---------------------------------------------------------------------

  12.    Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares                / /
---------------------------------------------------------------------

  13.    Percent of Class Represented by Amount in Row (11)
         4.4%
---------------------------------------------------------------------

  14.    Type of Reporting Person
         IN
---------------------------------------------------------------------

(1) Includes 50,000 shares of Common Stock subject to options exercisable within 60 days after the date of this Statement, approximately 4,000 shares of Common Stock held through a 401(k) plan and 29,500 shares of restricted Common Stock.

CUSIP No. 479477101

---------------------------------------------------------------------

  1.     Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only).

         James D. Cirar
---------------------------------------------------------------------

  2.     Check the Appropriate Box If a Member of a Group     (a) /X/
         (b) / /
---------------------------------------------------------------------

  3.     SEC Use Only
---------------------------------------------------------------------

  4.     Source of Funds
         00
---------------------------------------------------------------------

  5.     Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)   / /
---------------------------------------------------------------------

  6.     Citizenship or Place of Organization
         United States
---------------------------------------------------------------------

     Number of        7.   Sole Voting Power
                           135,398(1)
                      8.   Shared Voting Power
                           0
                      9.   Sole Dispositive Power
                           135,398(1)

                      10.  Shared Dispositive Power
                           0

  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         135,398(1)
---------------------------------------------------------------------

  12.    Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares                / /
---------------------------------------------------------------------

  13.    Percent of Class Represented by Amount in Row (11)
         1.3%
---------------------------------------------------------------------

  14.    Type of Reporting Person
         IN
---------------------------------------------------------------------

(1) Includes 100,000 shares of Common Stock subject to options exercisable within 60 days after the date of this Statement and 13, 398 shares of Common Stock held in a self-directed IRA.

CUSIP No. 479477101

---------------------------------------------------------------------

  1.     Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only).

         Timothy A. Masek
---------------------------------------------------------------------

  2.     Check the Appropriate Box If a Member of a Group     (a) /X/
         (b) / /
---------------------------------------------------------------------

  3.     SEC Use Only
---------------------------------------------------------------------

  4.     Source of Funds
         00
---------------------------------------------------------------------

  5.     Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)   / /
---------------------------------------------------------------------

  6.     Citizenship or Place of Organization
         United States
---------------------------------------------------------------------

     Number of        7.   Sole Voting Power
                           43,428(1)
                      8.   Shared Voting Power
                           0
                      9.   Sole Dispositive Power
                           43,428(1)

                      10.  Shared Dispositive Power
                           0

  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         43,428(1)
---------------------------------------------------------------------

  12.    Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares                / /
---------------------------------------------------------------------

  13.    Percent of Class Represented by Amount in Row (11)
         0.4%
---------------------------------------------------------------------

  14.    Type of Reporting Person
         IN
---------------------------------------------------------------------

(1) Includes 18,800 shares of Common Stock subject to options exercisable within 60 days after the date of this Statement, approximately 2,500 shares of Common Stock held through a 401(k) plan and 19,500 shares of restricted Common Stock.

CUSIP No. 479477101

---------------------------------------------------------------------

  1.     Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only).

         Donald C. Mueller
---------------------------------------------------------------------

  2.     Check the Appropriate Box If a Member of a Group     (a) /X/
         (b) / /
---------------------------------------------------------------------

  3.     SEC Use Only
---------------------------------------------------------------------

  4.     Source of Funds
         00
---------------------------------------------------------------------

  5.     Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)   / /
---------------------------------------------------------------------

  6.     Citizenship or Place of Organization
         United States
---------------------------------------------------------------------

     Number of        7.   Sole Voting Power
                           7,142(1)
                      8.   Shared Voting Power
                           0
                      9.   Sole Dispositive Power
                           7,142(1)

                      10.  Shared Dispositive Power
                           0

  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         7,142(1)
---------------------------------------------------------------------

  12.    Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares                / /
---------------------------------------------------------------------

  13.    Percent of Class Represented by Amount in Row (11)
         0.0%
---------------------------------------------------------------------

  14.    Type of Reporting Person
         IN
---------------------------------------------------------------------

(1) Includes 6,667 shares of Common Stock subject to options exercisable within 60 days after the date of this Statement and 475 shares of Common Stock held through a 401(k) plan.

CUSIP No. 479477101

---------------------------------------------------------------------

  1.     Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only).

         Camillo M. Santomero III
---------------------------------------------------------------------

  2.     Check the Appropriate Box If a Member of a Group     (a) /X/
         (b) / /
---------------------------------------------------------------------

  3.     SEC Use Only
---------------------------------------------------------------------

  4.     Source of Funds
         00
---------------------------------------------------------------------

  5.     Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)   / /
---------------------------------------------------------------------

  6.     Citizenship or Place of Organization
         United States
---------------------------------------------------------------------

     Number of        7.   Sole Voting Power
                           173,000(1)
                      8.   Shared Voting Power
                           0
                      9.   Sole Dispositive Power
                           173,000(1)

                      10.  Shared Dispositive Power
                           0

  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         173,000(1)
---------------------------------------------------------------------

  12.    Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares                /X/
---------------------------------------------------------------------

  13.    Percent of Class Represented by Amount in Row (11)
         1.7%
---------------------------------------------------------------------

  14.    Type of Reporting Person
         IN
---------------------------------------------------------------------

(1) Mr. Santomero is a private investor and a Senior Consultant to Chase Capital Partners, which beneficially owns shares of Common Stock, but Mr. Santomero disclaims beneficial ownership of such shares. Mr. Santomero, however, has an interest in a pool of securities, including shares of Common Stock, acquired by Chemical Equity Associates at the time he was a General Partner of Chemical Venture Partners (now Chase Capital Partners). Mr. Santomero holds options to purchase 23,000 shares of Common Stock, of which 20,000 are exercisable within 60 days after the date of this Statement.

CUSIP No. 479477101

---------------------------------------------------------------------

  1.     Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only).

         Kenneth M. Tallering
---------------------------------------------------------------------

  2.     Check the Appropriate Box If a Member of a Group     (a) /X/
         (b) / /
---------------------------------------------------------------------

  3.     SEC Use Only
---------------------------------------------------------------------

  4.     Source of Funds
         00
---------------------------------------------------------------------

  5.     Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)   / /
---------------------------------------------------------------------

  6.     Citizenship or Place of Organization
         United States
---------------------------------------------------------------------

     Number of        7.   Sole Voting Power
                           62,096(1)
                      8.   Shared Voting Power
                           0
                      9.   Sole Dispositive Power
                           62,096(1)

                      10.  Shared Dispositive Power
                           0

  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         62,096(1)
---------------------------------------------------------------------

  12.    Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares                / /
---------------------------------------------------------------------

  13.    Percent of Class Represented by Amount in Row (11)
         0.6%
---------------------------------------------------------------------

  14.    Type of Reporting Person
         IN
---------------------------------------------------------------------

(1) Includes 37,500 shares of Common Stock subject to options exercisable within 60 days after the date of this Statement, approximately 4,000 shares of Common Stock held through a 401(k) Plan and 19,500 shares of restricted Common Stock.

CUSIP No. 479477101

---------------------------------------------------------------------

  1.     Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only).

         Andrew M. Weller
---------------------------------------------------------------------

  2.     Check the Appropriate Box If a Member of a Group     (a) /X/
         (b) / /
---------------------------------------------------------------------

  3.     SEC Use Only
---------------------------------------------------------------------

  4.     Source of Funds
         00
---------------------------------------------------------------------

  5.     Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)   / /
---------------------------------------------------------------------

  6.     Citizenship or Place of Organization
         United States
---------------------------------------------------------------------

     Number of        7.   Sole Voting Power
                           151,933(1)
                      8.   Shared Voting Power
                           0
                      9.   Sole Dispositive Power
                           151,933(1)

                      10.  Shared Dispositive Power
                           0

  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         151,933(1)
---------------------------------------------------------------------

  12.    Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares                / /
---------------------------------------------------------------------

  13.    Percent of Class Represented by Amount in Row (11)
         1.5%
---------------------------------------------------------------------

  14.    Type of Reporting Person
         IN
---------------------------------------------------------------------

(1) Includes 105,000 shares of Common Stock subject to options exercisable within 60 days after the date of this Statement, approximately 4,000 shares of Common Stock held through a 401(k) plan and 29,500 shares of restricted Common Stock Stock.

                                  TENDER OFFER

    This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed by Transportation Technologies Industries, Inc. (the "Company"), Transportation Acquisition I Corp. ("Acquisition"), Thomas M. Begel, Timothy A. Masek, Camillo
M. Santomero III, Kenneth M. Tallering and Andrew M. Weller on December 23, 1999, relating to the joint tender offer by Acquisition and the Company to purchase all shares of common stock, par value $0.01 per share (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 5, 1995, between the Company and BankBoston N.A., as Rights Agent, of the Company at $21.50 per Share, net to the seller in cash, without interest. This Amendment is filed by the Company, Acquisition, Thomas M. Begel, James D. Cirar, Timothy A. Masek, Donald C. Mueller, Camillo M. Santomero III, Kenneth M. Tallering and Andrew M. Weller. This Amendment also constitutes Amendment No. 2 to the Schedule 13D originally filed on December 23, 1999, as amended.

    The tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 3, 2000, as amended as set forth below (the "Offer to Purchase"), and the related letter of transmittal. The information included in the Offer to Purchase is incorporated by reference herein. Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

    The paragraph in the Offer to Purchase under the caption "SUMMARY TERM SHEET--What are the Most Significant Conditions to the Offer?" is amended by adding the following at the end thereof:

    See "SUMMARY TERM SHEET--What are the Most Significant Conditions to the Offer?"

ITEM 4. TERMS OF THE TRANSACTION.

    The section of the Offer to Purchase entitled "SPECIAL
FACTORS--Recommendation of the Board of Directors of the Company; Fairness of the Transactions" is amended by adding the following immediately before the penultimate paragraph in such section:

    "In reaching their respective determinations that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to the Company's unaffiliated stockholders, the Special Committee and the Board of Directors considered and adopted the analyses of Merrill Lynch presented at the Board's January 28(th) meeting. The Special Committee and the Board of Directors did not consider the Company's net book value or liquidation value because such values were believed not to be material indicators of the Company's value as a going concern."

    "ACQUISITION AND THE CONTINUING STOCKHOLDERS. Each of Acquisition and the Continuing Stockholders has concluded that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to the Company and its unaffiliated stockholders based on the following factors:

    - the fact that the price and the terms and conditions of the Merger Agreement were the result of arm's-length negotiations between the Special Committee, which consisted of two independent members of the Board, and the management investor group;

    - the approval and recommendation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, by the Special Committee and the Board of Directors;

    - the relationship of the per Share consideration to the historical market prices and recent trading activity of the Common Stock, including the fact that the per Share consideration represents a 39% premium over the $15.50 per Share closing price of the Common Stock on December 13, 1999, the last full trading day before the Company announced that it had received a proposal from Acquisition; and

    - the other factors referred to above as having been taken into account by the Special Committee and the Board.

    In connection with its consideration of the fairness of the Offer and the Merger, Acquisition and the Continuing Stockholders have not assigned any relative or specific weights to the foregoing factors. However, Acquisition and the Continuing Stockholders believe that each of the factors is material to its determination that the transaction is fair. Acquisition and the individual Continuing Stockholders may have given differing weights to different factors.

    Acquisition and the Continuing Stockholders believe that the Offer and the Merger are procedurally fair because, among other things: (i) the Special Committee consisted of two independent directors appointed by the Board to represent the interests of the Company's unaffiliated stockholders; (ii) the Special Committee retained and was advised by its own independent legal counsel who negotiated the Merger Agreement on behalf of the Special Committee;
(iii) the Special Committee retained and was advised by its own financial advisor, Merrill Lynch, to assist it in evaluating the proposed transaction and provide it with financial advice; and (iv) the $21.50 per Share consideration and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between the Special Committee and Acquisition.

    In reaching their respective determinations, Acquisition and the Continuing Stockholders did not consider the Company's net book value or liquidation value because such values were believed not to be material indicators of the Company's value as a going concern.

    Acquisition and the Continuing Stockholders believe that sufficient procedural safeguards to ensure fairness of the transaction and to permit the Special Committee to effectively represent the interests of the unaffiliated holders of the Common Stock were present, and therefore there was no need to retain any additional unaffiliated representatives to act on behalf of the holders of the Shares in view of (i) the unaffiliated status of the members of the Special Committee and the retention by the Special Committee of its own independent legal counsel and financial advisor and (ii) the fact that the Special Committee is a mechanism well recognized under Delaware law to ensure fairness in transactions of this type.

    Acquisition and the Continuing Stockholders recognized that the Merger is not structured to require the approval of the holders of the outstanding shares held by stockholders other than Acquisition, the Continuing Stockholders and their affiliates. Acquisition and the Continuing Stockholders recognized that if the Offer is consummated, Acquisition and the Continuing Stockholders will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholders of the Company."

    The first paragraph in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Opinion of Financial Advisor--Selected Publicly Traded Comparable Companies Analysis" has been amended to read as follows:

    "Merrill Lynch compared certain financial data relating to the Company with corresponding financial data for the publicly traded companies shown below (the "Selected Companies"). The Selected Companies were chosen on the basis of their similar product range, similar customer base and similar production processes and technologies."

    The first paragraph in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Opinion of Financial Advisor--Selected Acquisition Transactions Analysis" has been amended to read as follows:

    "Merrill Lynch reviewed the financial terms of the following selected acquisition transactions (the "Selected Acquisition Transactions"), which terms are publicly available or, in the case of the Selected Acquisition Transactions made by the Company, provided by the Company. The Selected Acquisition Transactions were chosen on the basis of the similar industry and market characteristics of the targets in those transactions."

    Subclause (v) of the first paragraph in the section of the Offer to Purchase entitled "THE OFFER--Conditions to the Offer--Conditions to Acquisition's Obligation to Consummate the Offer" and subclause (v) of the first paragraph in the section of the Offer to Purchase entitled "THE OFFER--Conditions to the Offer--Conditions to Acquisition's Obligation to Consummate the Offer" are hereby amended to read as follows:

    "at any time on or after the date of the Merger Agreement, and at or prior to the expiration of the Offer, any of the following events shall occur:"

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    The first sentence of the fourth paragraph in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Background of the Transactions" is amended to read as follows:

    "Due to the lack of third party interest in a possible transaction with the Company, beginning in November 1999, members of the Company's senior management, including Thomas M. Begel, Chairman and Chief Executive Officer of the Company, and Andrew M. Weller, President and Chief Operating Officer of the Company, began to explore, on a preliminary basis, the possibility of an acquisition of the Company's common stock as part of a management buyout transaction."

    The fifteenth paragraph in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Background of the Transactions" is amended by adding the following at the end thereof:

    "The Special Committee determined that, rather than formally rejecting the alternative proposal or contacting the party that made such proposal at that time, it would determine its course of action with such party after the discussions with the management investor group had been resolved."

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The first two sentences in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Financing of the Transactions--Possible Senior Subordinated Notes Offering" are amended to read as follows:

    "POSSIBLE SENIOR SUBORDINATED NOTES OFFERING. The Company intends to conduct an offering of New Senior Subordinated Notes as part of its primary financing plan (together with borrowings under the Senior Credit Facilities and the proceeds from the issuance of the Preferred Stock), the proceeds of which may be used to finance the Transactions, refinance existing indebtedness of the Company and pay any fees and expenses incurred therewith. In the event that the New Senior Subordinated Notes are not issued on or prior to the closing of the Offer, the Company's alternative financing plan is to utilize the Bridge Facility."

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    The first sentence of the last paragraph in the section of the Offer to Purchase entitled "SPECIAL FACTORS--Opinion of Financial Advisor" is amended to read as follows:

    "Pursuant to the terms of an engagement letter dated as of January 11, 2000, between the Company and Merrill Lynch, Merrill Lynch agreed to act as financial advisor to the Special Committee in connection with various possible transactions, including transactions contemplated by the Merger Agreement (a "Business Combination"). As part of its role as financial advisor, Merrill Lynch rendered the opinion described above. Pursuant to the engagement letter, Merrill Lynch will receive from the Company an aggregate financial advisory fee, contingent upon the closing of a Business Combination, equal to $2 million plus 5% of the aggregate purchase price in excess of $20.00 per share paid in such Business Combination."

ITEM 10. FINANCIAL STATEMENTS.

    The last sentence of the second paragraph in the section of the Offer to Purchase entitled "THE OFFER--Certain Information Concerning the
Company--Certain Projections" is deleted.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

    The second paragraph on the cover page of the Offer to Purchase and the sixth paragraph in the section of the Offer to Purchase entitled "INTRODUCTION" is amended to read as follows:

    "THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD"), AFTER RECEIVING THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF THE BOARD COMPRISED OF TWO INDEPENDENT DIRECTORS (THE "SPECIAL COMMITTEE"), (I) HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, (II) HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S UNAFFILIATED STOCKHOLDERS AND
(III) RECOMMENDS THAT THE COMPANY'S UNAFFILIATED STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER."

    The first paragraph in the section of the Offer to Purchase entitled "THE OFFER--Certain Effects of the Transactions" is amended by adding the following at the end thereof:

    "Following consummation of the Transactions, Acquisition will cease to exist and the Continuing Stockholders will have a 50% interest (without giving effect to any warrants that may be issued in connection with the financing of the Transactions) in the net book value of the Company (which was $182.7 million as of December 31, 1999) and in the net earnings of the Company (which were $67.3 million for 1999). The Preferred Investors' interest in the net book value and net earnings of the Company following the Merger will be identical to that of the Continuing Stockholders."

                                   SIGNATURES

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                                       TRANSPORTATION ACQUISITION I CORP.

                                                       By:           /s/ KENNETH M. TALLERING
                                                              --------------------------------------
                                                       Name:         Kenneth M. Tallering
                                                       Title:        Vice President

                                                       TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

                                                       By:             /s/ ANDREW M. WELLER
                                                              --------------------------------------
                                                       Name:         Andrew M. Weller
                                                       Title:        President and Chief Operating
                                                                     Officer

                                                                        /s/ THOMAS M. BEGEL
                                                              --------------------------------------
                                                                          Thomas M. Begel

                                                                        /s/ JAMES D. CIRAR
                                                              --------------------------------------
                                                                          James D. Cirar

                                                                       /s/ TIMOTHY A. MASEK
                                                              --------------------------------------
                                                                         Timothy A. Masek

                                                                       /s/ DONALD C. MUELLER
                                                              --------------------------------------
                                                                         Donald C. Mueller

                                                                   /s/ CAMILLO M. SANTOMERO III
                                                              --------------------------------------
                                                                     Camillo M. Santomero III

                                                                     /s/ KENNETH M. TALLERING
                                                              --------------------------------------
                                                                       Kenneth M. Tallering

                                                                       /s/ ANDREW M. WELLER
                                                              --------------------------------------
                                                                         Andrew M. Weller